BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer
Principal
Telephone: (212)250-4599


                                       February 12, 1999


Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
          Giant Cement Holdings, Inc.


Pursuant to Rule 13d-1 of the General Rules and Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.

                                        Sincerely,



                                        Damian P. Reitemeyer

Enclosures











            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934
                   (Amendment No. )*

                 Giant Cement Holdings, Inc.
          _______________________________________
                      NAME OF ISSUER:
              Common Stock (Par Value $.01)
          _______________________________________
               TITLE OF CLASS OF SECURITIES
                         374450104
          _______________________________________
                       CUSIP NUMBER

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item
     1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

             (Continued on following page(s))

                     Page 1 of 10 Pages









CUSIP No. 374450104                  Page 2 of 10 Pages


1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust Corporation; its wholly-owned subsidiary Bankers Trust Company; its wholly-owned subsidiary BT Holdings (New York), Inc.; and its indirect wholly-owned subsidiary BT Alex.Brown
     Incorporated (BT Alex.Brown).
     13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  [ ]
          (B)  [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Bankers Trust Corporation, BT Holdings (New York), Inc. and
Bankers Trust Company are New York Corporations.
BT Alex.Brown is a Delaware Corporation.

 NUMBER OF     5. SOLE VOTING POWER
  SHARES       Bankers Trust Company         19,200 shares
               BT Holdings (New York), Inc. 443,000 shares
               BT Alex.Brown                    700 shares
                                            462,900
BENEFICIALLY   6. SHARED VOTING POWER
 OWNED BY      Bankers Trust Company              0 shares
               BT Holdings (New York),Inc.        0 shares
               BT Alex.Brown                      0 shares
                                                  0

CUSIP No. 374450104                     Page 3 of 10 Pages

 EACH         7. SOLE DISPOSITIVE POWER
REPORTING      Bankers Trust Company         21,400 shares
               BT Holdings (New York), Inc. 443,000 shares
               BT Alex.Brown                    700 shares
                                            465,100
PERSON        8. SHARED DISPOSITIVE POWER
  WITH         Bankers Trust Company              0 shares
               BT Holdings (New York),Inc.        0 shares
               BT Alex.Brown                      0 shares
                                                  0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
               Bankers Trust Company         21,400 shares
               BT Holdings (New York), Inc. 443,000 shares
               BT Alex.Brown                    700 shares
                                            465,100



10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
CERTAIN SHARES *

                    [ ]







CUSIP No. 374450104                    Page 4 of 10 Pages

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
               Bankers Trust Company       0.23%
               BT Holdings (New York),Inc. 4.81%
               BT Alex.Brown               0.01%
                                           5.05%


12.TYPE OF REPORTING PERSON *

     Bankers Trust Corporation - HC
     BT Holdings (New York),Inc. - CO
     Bankers Trust Company - BK
     BT Alex.Brown - BD





Item 1(a)    NAME OF ISSUER:

               Giant Cement Holding, Inc.

Item 1(b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE
OFFICES:

               320-D Midland Parkway
               Summerville, SC 29485



CUSIP No. 374450104                     Page 5 of 10 Pages

Item 2(a)    NAME OF PERSON FILING:

             Bankers Trust Corporation; its wholly-owned subsidiaries BT Holdings (New York), Inc. and
             Bankers Trust Company; and its indirect wholly-owned subsidiary BT Alex.Brown

Item 2(b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE:

             For Bankers Trust Corporation, BT
             Holdings (New York), Inc., Bankers Trust
             Company, and BT Alex.Brown

             130 Liberty Street
             New York, New York  10006


Item 2(c)    CITIZENSHIP:

               Bankers Trust Corporation, BT
               Holdings (New York), Inc. and Bankers Trust
               Company are New York Corporations with their principal business offices located in New
               York.

               BT Alex.Brown is a Delaware Corporation with its principal business office located in New
               York.

Item 2(d)    TITLE OF CLASS OF SECURITIES:

             Common Stock (Par Value $1.00) of Giant Cement
             Holding, Inc.


Item 2(e)    CUSIP NUMBER:

             374450104

CUSIP No. 374450104                     Page 6 of 10 Pages

Item 3       THE PERSON FILING IS A:

             For Bankers Trust Corporation and BT Holdings
             (New York), Inc.

      (g)    [X] Parent Holding Company, in accordance with
                 Section 240.13d-1(b)(ii)(G)

             For Bankers Trust Company

      (b)    [X] Bank as defined in section 3(a)(6) of the
                 Act.

             For BT Alex.Brown

      (a)    [X] Broker or dealer registered under Section
                 15 of the Act.





Item 4       OWNERSHIP:

      (a)    Amount Beneficially Owned:



               Bankers Trust Company         21,400 shares
               BT Holdings (New York), Inc. 443,000 shares
               BT Alex.Brown                    700 shares
                                            465,100



CUSIP No. 374450104                       Page 7 of 10
Pages




     (b)  PERCENT OF CLASS:

               Bankers Trust Company       0.23%
               BT Holdings (New York),Inc. 4.81%
               BT Alex.Brown               0.01%
                                           5.05%






    (c)  Number of shares as to which the following have:


     (i)  sole power to vote or to direct the
            vote -
               Bankers Trust Company         19,200 shares
               BT Holdings (New York), Inc. 443,000 shares
               BT Alex.Brown                    700 shares
                                            462,900


     (ii)  shared power to vote or to direct the
             vote -
               Bankers Trust New York
                    Corporation                   0 shares
               Bankers Trust Company              0 shares
               BT Holdings (New York), Inc.       0 shares
               BT Alex.Brown                      0 shares
                                                  0


     (iii) sole power to dispose or to direct the
             disposition of -
               Bankers Trust Company         21,400 shares
               BT Holdings (New York), Inc. 443,000 shares
               BT Alex.Brown                    700 shares
                                            465,100







CUSIP No. 374450104                    Page 8 of 10 Pages

     (iv)  shared power to dispose or to direct the
           disposition of -
               Bankers Trust New York
                    Corporation                   0 shares
               Bankers Trust Company              0 shares
               BT Holdings (New York), Inc.       0 shares
               BT Alex.Brown                      0 shares
                                                  0

Item 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              Not Applicable

Item 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
             OF ANOTHER PERSON:

               Not Applicable

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
              SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
              REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above and Exhibits A and B.

Item 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS
             OF THE GROUP:

             Not Applicable

Item 9       NOTICE OF DISSOLUTION OF GROUP:

             Not Applicable




CUSIP No. 374450104                    Page 9 of 10 Pages


Item 10      CERTIFICATION:

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE:

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       as of December 31, 1998

Signature:  Bankers Trust Corporation


By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary


Signature:  Bankers Trust Company

By:           /s/James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary



CUSIP No. 374450104                    Page 10 of 10 Pages


Signature:  BT Alex.Brown

By:   /s/        James T. Byrne, Jr.
Name:            James T. Byrne, Jr.

Title:           Secretary



Signature:  BT Holdings (New York), Inc.


By:   /s/        Gordon S. Calder, Jr.
Name:            Gordon S. Calder, Jr.

Title:           Secretary






















                         EXHIBIT A

The chain of ownership from Bankers Trust Corporation to Bankers Trust Company and BT Holdings (New York), Inc. is shown below:


                 Bankers Trust Corporation

 _________________________________________________________
 |                                                       |
100%                                                    100%
 |                                                       |
Bankers Trust Company                     BT Holdings (New York), Inc.



                         EXHIBIT B

      The chain of ownership from Bankers Trust Corporation to BT Alex. Brown is shown below:

                 Bankers Trust Corporation
                              |
                              |
                             100%
                              |
                              |
                BT   Alex. Brown Holdings Incorporated
                              |
                              |
                             100%
                              |
                              |
                       BT Alex. Brown Incorporated